Exhibit 99.3

RNS Number: 6056U
Wolseley PLC
23 January 2004

NEWS RELEASE
23 January 2004

Wolseley plc
ADR Ratio Change

Wolseley plc, the world’s largest specialist trade distributor of plumbing, heating and building materials products, today announces a change in the ratio of its American Depositary Receipts (ADRs) traded on the New York Stock Exchange.

Since the company listed on the New York Stock Exchange in 2001, Wolseley’s price per ADR has risen from around $35 to about $70. In order to bring the share price in line with other ADRs and improve liquidity, the company will change the ratio from one (1) ADR for every five (5) ordinary shares to one (1) ADR for every two (2) ordinary shares effective for holders of record on January 30, 2004. From the perspective of the ADR holder, the ratio change has the same effect as a five (5) for two (2) stock split and Wolseley ADR holders, at the close of business on February 2, 2004, will receive one and one-half (1.5) additional ADRs for every ADR held. There will be no change to Wolseley’s ordinary shares.

Commenting on this change, Charlie Banks, Group Chief Executive of Wolseley said: “Today’s announcement demonstrates Wolseley’s firm commitment to making the company even more accessible to the broader US investment community. The change in the ADR ratio will help increase NYSE volumes, creating a more liquid market for our shares in the US. This will enable us to build a larger US ownership base, particularly among individual investors and smaller firms.”

Wolseley released a Trading Statement on January 14, 2004 which can be found on its website at www.wolseley.com. The company’s Interim Results for the six months ending January 31, 2004 will be announced on March 22, 2004.

FURTHER INFORMATION:

Wolseley plc
Guy Stainer	Tel: +44 (0)118 929 8700
Head of Investor Relations

North America Contact
John R. English	Tel: +1 513 771 9000
Director, Investor Relations, North America

Notes for Editors

Wolseley plc (LSE: WOS.L, NYSE: WOS) is the world’s largest trade distributor of heating and plumbing products and a leading supplier of builders’ materials to the professional market. Wolseley has over 47,000 employees and operates in 13 countries in Europe and North America. In the year ended 31 July 2003 Wolseley reported sales of £8.2 billion and operating profit before goodwill amortisation of £473 million.

This information is provided by RNS
The company news service from the London Stock Exchange

END